ong Limited takes no responsibility for the contents of this announcement, makes
uracy or completeness and expressly disclaims any liability whatsoever for any
n reliance upon the whole or any part of the contents of this announcement.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

CONNECTED TRANSACTIONS
AND
CONTINUING CONNECTED TRANSACTIONS

The Board of Directors of the Company announces that on 25th January 2008, the subsidiaries of the Company have entered into the following agreements:

(1) a Counter-Indemnity Agreement entered into between Guangdong Techpool and Changzhou Techpool in respect of the Guarantee to be provided by Guangdong Techpool;

(2) a GT Purchases Agreement entered into between Guangdong Techpool and Changzhou Techpool in respect of the GT Purchases Transactions; and

(3) the XM Distribution Agreements entered into between Xiamen TCM and Xiamen Medicine Centre in respect of the XM Sales Transactions.

Both Guangdong Techpool and Changzhou Techpool are indirect non wholly-owned subsidiaries of the Company. Guangdong Techpool directly holds a 74.18% interest in Changzhou Techpool. One of Guangdong Techpool's directors and his associate (as defined in the Listing Rules) together hold an aggregate of a 35.04% equity interest in Guangdong Techpool. He is also a director of other subsidiaries of the Group. By virtue of the above, both of Guangdong Techpool and Changzhou Techpool are subsidiaries of the Company and at the same time they are deemed to be connected persons of the Company within the meaning of the Listing Rules.

Accordingly, pursuant to Chapter 14A of the Listing Rules, both of the Guarantee in respect of the Bank Loan and the Counter Indemnity in respect of the Guarantee constitute connected transactions for the Company, and the GT Purchases Transactions constitute continuing connected transactions for the Company .

As the relevant percentage ratios represented by the amount of the Guarantee, the Counter Indemnity and the GT Purchases Transactions Annual Cap respectively exceed 0.1% but are less than 2.5% as determined in accordance with the Listing Rules, the Guarantee, the Counter Indemnity and the GT Purchases Transactions are exempt from the independent shareholders' approval requirements but are subject to the reporting and announcement requirements set out in

Rules 14A.45 to 14A.47 of the Listing Rules.

Xiamen Medicine Centre is a wholly-owned subsidiary of Xiamen Qinggong Group Co. Ltd.* (廈門輕工集團有限公司) which is a substantial shareholder of Xiamen TCM. Accordingly, Xiamen Medicine Centre is a connected person of the Company under the Listing Rules. Pursuant to Chapter 14A of the Listing Rules, the XM Sales Transactions constitute continuing connected transactions for the Company.

As the revenue ratio represented by the XM Sales Transactions Annual Cap exceeds 0.1% but is less than 2.5% as determined in accordance with the Listing Rules, the XM Sales Transactions are exempt from the independent shareholders' approval requirements but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

The board (the "Board") of directors (the "Directors") of Shanghai Industrial Holdings Limited (the "Company") announces that on 25th January 2008, certain agreements are entered into by the subsidiaries of the Company in respect of certain connected transactions and continuing connected transactions of the Company as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The agreements are independent of each other and are not inter-conditional. Details of the respective agreements are provided below:

(1) PROVISION OF FINANCIAL ASSISTANCE

On 25th January 2008, Guangdong Techpool Biochem Pharma Co. Ltd. ("Guangdong Techpool") has entered into a counter-indemnity agreement (the "Counter-Indemnity Agreement") with Changzhou Techpool Pharmaceutical Co. Ltd. ("Changzhou Techpool") in respect of a guarantee (the "Guarantee") to be provided by Guangdong Techpool for a bank loan of RMB30,000,000 (equivalent to approximately HK$32,051,000) to be made available by China Merchants Bank Co. Ltd., Changzhou Branch ("CM Bank") to Changzhou Techpool.

Borrower : Changzhou Techpool, an indirect non wholly-owned subsidiary of Shanghai Industrial Pharmaceutical Investment Co., Ltd. ("SI Pharmaceutical") (a subsidiary of the Company in which the Company holds a 43.62% interest). Guangdong Techpool is the holding company of Changzhou Techpool own as to 74.18% interest. The rest of the 25.82% interest is held by a wholly-owned subsidiary of SI Pharmaceutical.

Lender : CM Bank.

Guarantor : Guangdong Techpool, beneficially owned by SI Pharmaceutical as to 51% and is an indirect non wholly-owned subsidiary of the Company.

Bank Loan : the RMB30,000,000 bank loan to be made available by CM Bank for a period of one year from the date of drawdown of the loan (the "Bank Loan").

The terms of the loan agreement(s) in respect of the Bank Loan are on normal commercial terms and the interest rate thereon shall be comparable to the then prevailing market rate. The Bank Loan is repayable upon expiry of the term of the respective loan agreement(s).

Guarantee Amount	:	Guangdong Techpool provides guarantee in the amount of RMB30,000,000 in favour of CM Bank in respect of the Bank Loan. In the circumstances Changzhou Techpool fails to repay the Bank Loan and any interest and expenses thereon, Guangdong Techpool is obligated to repay such amount. There are no fees or commission payable by Changzhou Techpool to Guangdong Techpool for the provision of the Guarantee apart from those stipulated in the loan agreement(s).

In consideration of Guangdong Techpool providing the Guarantee for the Bank Loan, Guangdong Techpool entered into a Counter-Indemnity Agreement with Changzhou Techpool on 25th January 2008. Pursuant to which, Changzhou Techpool shall indemnify Guangdong Techpool for any loss which may be incurred by it in connection with or arising from the provision of the Guarantee as a result of any non-repayment of the Bank Loan and any interest and expenses thereon by Changzhou Techpool. In addition, Changzhou Techpool will pledge its assets (mainly comprise raw materials), with a value of not less than RMB35,000,000 (equivalent to approximately HK$37,393,000) in total in favour of Guangdong Techpool as counter indemnities (the "Counter Indemnity").

REASONS FOR THE TRANSACTIONS

At the request of CM Bank, Guangdong Techpool provides the Guarantee to support the Bank Loan in the capacity of the immediate holding company of Changzhou Techpool. The purpose of providing the Guarantee is to enable its subsidiary, Changzhou Techpool, to obtain the Bank Loan so as to support its normal business operations. The Group is of the view that the terms of the Guarantee to be provided by Guangdong Techpool in favour of CM Bank are similar to those offered by other banks and are on normal commercial practice. In view of the above and the fact that the Counter Indemnity is provided to Guangdong Techpool by Changzhou Techpool in respect of the Guarantee, it is reasonable for Guangdong Techpool to provide the Guarantee. The Directors (including the Independent Non-Executive Directors) are of the view that the terms of the Guarantee and the Counter Indemnity respectively are fair and reasonable and the Guarantee and Counter-Indemnity are in the interest of the shareholders of the Company as a whole.

CONNECTED TRANSACTIONS

Both Guangdong Techpool and Changzhou Techpool are indirect non wholly-owned subsidiaries of the Company. Guangdong Techpool directly holds a 74.18% interest in Changzhou Techpool. One of Guangdong Techpool's directors and his associate (as defined in the Listing Rules) hold an aggregate of a 35.04% equity interest in Guangdong Techpool. He is also a director of other subsidiaries of the Group. By virtue of the above, both of

Guangdong Techpool and Changzhou Techpool are subsidiaries of the Company and at the same time they are deemed to be connected persons of the Company within the meaning of the Listing Rules.

Accordingly, the Guarantee in respect of the Bank Loan and the Counter Indemnity in respect of the Guarantee constitute connected transactions for the Company under Chapter 14A of the Listing Rules. To the best knowledge of the Company, CM Bank is a party independent of and not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates (as defined in the Listing Rules).

As the relevant percentage ratios represented by the amount of the Guarantee and the Counter Indemnity respectively exceed 0.1% but are less than 2.5% as determined in accordance with Rule 14A.66(2)(a) of the Listing Rules, both the Guarantee and the Counter-Indemnity are exempt from the independent shareholders' approval requirements but are subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

(2) GT PURCHASES TRANSACTIONS

On 25th January 2008, Guangdong Techpool has entered into a raw pharmaceuticals purchase agreement (the "GT Purchases Agreement") with Changzhou Techpool for a term of one year ending on 31st December 2008. Pursuant to which, Guangdong Techpool will in priority purchase raw pharmaceuticals manufactured by Changzhou Techpool provided that the goods supplied can meet the standard and requirements requested by Guangdong Techpool (the "GT Purchases Transactions").

CONSIDERATION

The purchase prices will be determined by the parties on arm's length negotiations. The GT Purchases Transactions will be on terms no less favourable than that offered by Changzhou Techpool to its independent customers. The aggregate purchases of raw pharmaceuticals by Guangdong Techpool from Changzhou Techpool for the year 2006 and for the period from January to November 2007 amounted to approximately RMB26 million (equivalent to HK$28 million) and approximately RMB33 million (equivalent to HK$35 million) respectively. It is expected that the maximum annual purchases cap for the year ending 31st December 2008 will be in the amount of RMB65,000,000 (equivalent to approximately HK$69,444,000) (the "GT Purchases Transactions Annual Cap") which is estimated by reference to the historical transaction amount and the preliminary projected production schedule of Changzhou Techpool. Payment shall be made within three months upon the products having been examined and accepted by Guangdong Techpool.

REASONS FOR THE GT PURCHASES TRANSACTIONS

Guangdong Techpool and Changzhou Techpool had on 7th April 2005 entered into a raw pharmaceuticals agreement in relation to the GT Purchases Transactions. The said agreement will expire early this year. Both parties intend to renew the agreement on an annual basis.

Changzhou Techpool is among the few suppliers in Mainland China offering raw pharmaceuticals that can meet Guangdong Techpool's stringent requirements. The entering into the GT Purchases Agreement with Changzhou Techpool will help Guangdong Techpool maintaining a stable source of raw materials supply. This single source of supply will also help protecting the confidentiality of the technology employed in the manufacturing process.

The GT Purchases Agreement is entered into in the ordinary and usual course of business of Guangdong Techpool and are on normal commercial terms. The Directors (including the Independent Non-Executive Directors) consider that the terms of the GT Purchases Agreement are fair and reasonable and the GT Purchases Transactions will be in the interest of the shareholders of the Company as a whole.

CONTINUING CONNECTED TRANSACTIONS

As mentioned above, both of Guangdong Techpool and Changzhou Techpool are subsidiaries of the Company and at the same time they are deemed to be connected persons of the Company within the meaning of the Listing Rules. Pursuant to Chapter 14A of the Listing Rules, the GT Purchases Transactions constitute continuing connected transactions for the Company.

As the relevant percentage ratios represented by the GT Purchases Transactions Annual Cap exceed 0.1% but are less than 2.5% as determined in accordance with Rule 14A.34(1) of the Listing Rules, the GT Purchases Transactions are exempt from independent shareholders' approval requirements but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

(3) XM SALES TRANSACTIONS

On 25th January 2008, Xiamen Traditional Chinese Medicine Co. Ltd. (廈門中藥廠有限公司) ("Xiamen TCM") has entered into two distribution agreements (the "XM Distribution Agreements") with Fujian Province Xiamen Medicine Procurement Centre* (福建省廈門醫藥採購供應站) ("Xiamen Medicine Centre"), both for a term of one year ending on 31st December 2008. Pursuant to which, Xiamen TCM shall sell pharmaceutical products (including prescription drugs and OTC drugs) to Xiamen Medicine Centre (the "XM Sales Transactions").

CONSIDERATION

The selling prices will be determined by the parties on arm's length negotiations based on market prices and having regard to the quantity and/or other conditions of the products to be offered. The aggregate sales of pharmaceutical products by Xiamen TCM to Xiamen Medicine Centre for the year 2006 and for the period from January to November 2007 amounted to approximately RMB6.7 million (equivalent to approximately HK$7.1 million) and approximately RMB8.4 million (equivalent to approximately HK$8.9 million)

respectively. With reference to the amount of historical transactions and the preliminary projected production schedule of Xiamen TCM, the aggregate maximum annual sales cap under the XM Distribution Agreements for the year ending 31st December 2008 will be in the amount of RMB15,000,000 (equivalent to approximately HK$16,026,000) (the "XM Sales Transactions Annual Cap").

REASONS FOR THE XM SALES TRANSACTIONS

Xiamen TCM and Xiamen Medicine Centre had on 15th February 2007 entered into a distribution agreement in relation to the XM Sales Transactions. The said agreement expired on 31st December 2007. Both parties intend to renew the agreement on an annual basis.

The sale of pharmaceutical products by Xiamen TCM to Xiamen Medicine Centre will help increasing the market share of pharmaceutical products of Xiamen TCM as well as Xiamen TCM's sales revenue.

The XM Distribution Agreements are entered into in the ordinary and usual course of business of Xiamen TCM and on normal commercial terms. The Directors (including the Independent Non-Executive Directors) consider that the terms of the XM Distribution Agreements are fair and reasonable and the XM Sales Transactions will be in the interest of the shareholders of the Company as a whole.

CONTINUING CONNECTED TRANSACTIONS

Xiamen TCM is a subsidiary of the Company. Xiamen Medicine Centre is a wholly-owned subsidiary of Xiamen Qinggong Group Co. Ltd.* (廈門輕工集團有限公司) which is a substantial shareholder of Xiamen TCM. Accordingly, Xiamen Medicine Centre is a connected person of the Company under the Listing Rules.

Pursuant to Chapter 14A of the Listing Rules, the transactions under the XM Distribution Agreements shall be aggregated, and the XM Sales Transactions constitute continuing connected transactions for the Company. As the revenue ratio represented by the XM Sales Transactions Annual Cap exceeds 0.1% but is less than 2.5% as determined in accordance with Rule 14A.34(1) of the Listing Rules, the XM Sales Transactions are exempt from the independent shareholders' approval requirements but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

GENERAL

The Company and its subsidiaries are principally engaged in the business of real estate, infrastructure facilities, medicine and consumer products.

Guangdong Techpool is engaged in research, development, manufacture and sale of bio-pharmaceutical products. Changzhou Techpool is principally engaged in the research, development, manufacture and sale of raw bio-pharmaceuticals and finished pharmaceuticals.

Xiamen TCM, a 61% owned indirect subsidiary of the Company, is principally engaged in the business of manufacturing and sale of Chinese medicine. Xiamen Medicine Centre is principally engaged in the business of retail and distribution of pharmaceutical products.

For the purposes of this announcement, the exchange rate of HK$1.00 = RMB0.936 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amounts has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 25th January 2008

As at the date of this announcement, the Board of Directors of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

**The English name is an informal English translations of its official Chinese name.*

END